                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                       Infinity Broadcasting Corporation
            --------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, par value $.002 per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    45662610
            --------------------------------------------------------
                                (CUSIP Number)


                            Michael T. Sweeney, Esq.
                           Assistant General Counsel
                       Westinghouse Electric Corporation
                               11 Stanwix Street
                           Pittsburgh, PA 15222-1384
                                 (412) 642-5631
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 31, 1996
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1 (b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 45662610


________________________________________________________________________________

(1)    Name of Reporting Person  S.S. OR I.R.S. Identification No. of Above
       Person)

       Westinghouse Electric Corporation
       Identification No. 25-0877540
________________________________________________________________________________

(2)    Check the Appropriate Box if a Member of a Group
                (a)         [   ]
                (b)         [   ]
________________________________________________________________________________

(3)    SEC Use Only
________________________________________________________________________________

(4)    Source of Funds
       00
________________________________________________________________________________

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)   [   ]
________________________________________________________________________________

(6)    Citizenship or Place of Organization

       Pennsylvania
________________________________________________________________________________

 Number of                     (7)   Sole Voting Power
  Shares                             0 See Amended Item 4
Beneficially                         ____________________________________
 Owned by                      (8)   Shared Voting Power
   Each                              0
 Reporting                           ____________________________________
  Person                       (9)   Sole Dispositive Power
                                     0 See Amended Item 4
                                     ____________________________________
                              (10)   Shared Dispositive Power
                                     0
________________________________________________________________________________

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       0 See Amended Item 4
________________________________________________________________________________

(12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                     [   ]
________________________________________________________________________________

(13)   Percent of Class Represented by Amount in Row (11)
       0 See Amended Item 4
________________________________________________________________________________

(14)   Type of Reporting Person:  CO
________________________________________________________________________________


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        The Schedule 13D filed on June 20, 1996 by Westinghouse Electric
Corporation ("Westinghouse") is hereby amended by this Amendment No. 1 as follows:

         1. Item 4 (Purpose of Transaction) is amended to report that on December 31, 1996, the merger of R Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Westinghouse, with and into Infinity Broadcasting Corporation, a Delaware corporation ("Infinity") was completed. As a result of the merger, Infinity became a wholly-owned subsidiary of Westinghouse, and the Class A Common Stock ("Class A Common Stock"), par value $.002 per share, has been converted into the right to receive shares of Westinghouse common stock. In addition, Applications to de-list the Class A Common Stock on the New York Stock Exchange and to de-register the Class A Common Stock under the Securities Excange Act of 1934 have been filed.

         2. Item 5 (Interest in Securities of the Issuer) is amended to report that applications to de-list the Class A Common Stock from the New York Stock Exchange and to de-register the Class A Common Stock under the Securities Excange Act of 1934 have been filed.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:   January 2, 1997

                                          WESTINGHOUSE ELECTRIC CORPORATION


                                          By:   /S/ LOUIS J. BRISKMAN
                                              -----------------------------
                                          Name:   Louis J. Briskman
                                          Title:  Senior Vice President and
                                                  General Counsel